

November 9, 2010

Michael J. Rapisand
Corporate Secretary and Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, TX 78728

Re: Xplore Technologies Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 3, 2010
File No. 000-52697

Dear Mr. Rapisand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 3: Approval of Amended and Restated Certificate of Incorporation, page 9

1.   We note that you intend to amend the certificate of incorporation to: (i) increase the number of authorized shares of common stock from 450 million to 1.350 million; (ii) authorize and establish the terms and provisions of the new Series D Participating Convertible Preferred Stock; and (iii) amend the terms and provisions of the existing Series A, Series B, and Series C Preferred Stock. It appears that you should present each of these proposals as separate items to be voted upon. It also appears that you have omitted a proxy card. Please include a proxy card with corresponding changes in the revised proxy statement. See Item 11 of Schedule 14A and Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A. Please revise accordingly. To the extent that any of the proposals are cross-conditioned upon one another such that one proposal will not be approved unless another proposal is approved, please clearly state so in the filing and proxy card.

Corporate Governance, page 32

2.	Please disclose whether the company has a diversity policy for identifying directors and, if so, how the policy is implemented. Refer to Item 407(c)(2)(vi) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453, or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel